Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

CAMERON’S SECOND QUARTER EARNINGS CONFERENCE CALL
Tuesday, August 4, 2009

The following transcript is being provided and posted on the www.C-A-M.com website.

Operator:  Greetings, ladies and gentlemen.  Welcome to the Cameron Second Quarter Earnings Release Conference Call.

At this time, all participants are in a listen-only-mode.

A brief question-and-answer session will follow the formal presentation.

If anyone should require operator assistance during the conference, please press star, zero on your telephone keypad.

As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Mr. Scott Amann, Vice President, of Investor Relations for Cameron.

Thank you, Mr. Amann.  You may now begin.

Mr. Scott Amann:  Good morning, and thank you for joining us today.  This morning, you'll hear from Jack Moore, President and Chief Executive Officer of Cameron, and Chuck Sledge, Senior Vice President and Chief Financial Officer.

Jack and Chuck will offer some commentary on the results for the quarter, and we’ll then take time to field your questions.

In accordance with the Safe Harbor Provisions of the securities laws, we caution you that some of the statements made on this call may be forward-looking in nature and, as such, are subject to various factors not under the control of the Company.

For a more complete description of these factors and the related risks and uncertainties, please refer to Cameron’s Annual Report on Form 10-K, the Company’s most recent Form 10-Q, and the associated news release.

With that, I will now turn the call over to Jack.

Mr. Jack Moore:  Thank you, Scott.

Cameron reported earnings of 60 cents a share this quarter, net of special items, which included 3 cents of severance with an offsetting one time tax gain of 5 cents.  Needless to say, we're very pleased with these results.

Revenues for the quarter finished at 1,270,000,000, which is down 14 percent versus our Q2 of '08.  However, EBITDA was down only 4 percent versus last year - and again, a great achievement by everyone on our team given the current market conditions that we are in.

Our drilling and production systems group reported revenues of 872 million in the quarter, which is down 8 percent versus Q2 of '08, but is up 8 percent sequentially.  Sequential revenue gains were realized in our sub-sea and drilling systems business units and we saw slightly lower revenues in our surface systems.

Impressably, our drilling and production systems group posted 22 percent EBITDA margins, led by our sub-sea and drilling systems business units.  Fab and measurement revenues came in at 272 million, which was 25 percent lower than Q2 of '08 and 12 percent lower sequentially.  This drop in revenue reflects a substantial decline in activity we have seen in the short cycle businesses tied to North America, and for example, our distributed valve businesses is off 50 percent versus Q2 of '08.

EBITDA margins, however, in our valve and measurement group only dropped 10 percent versus last year's quarter with overall EBITDA margins coming in at 19 percent.  Again, given the challenges in this market that these guys are seeing, we are very pleased with these results.

Our compression group had revenues of 136 million in the quarter, down 16 percent versus the prior year quarter, but flat sequentially.  And again, as with DPS and VNM, compressions margins came in stronger than expected at 19.3 percent.  And this is 7 percent above last year's quarter and 17 percent better sequentially.

So, we are pleased overall with all the operating divisions' margins performance in Q2.  What drove it was a combination of great execution on backlog and the impact of continuing cost control efforts.  Our improvements in cost largely reflect four years of capital investments in our manufacturing infrastructure, both in machine tool technology and low cost manufacturing locations.

I will however make this one observation about future margins and I know Chuck will echo it in his comments is that we do expect pressure on margins as price concessions yielded over the past three quarters will soon be reflected in future revenue streams.

Cameron booked over 900 million in the second quarter.  The majority of these bookings were in our sub-sea business unit where we actually increased our backlog.

We booked a total of 18 trees, and like Q1, we had no large projects in these numbers.  And with the exception of the Noble Tamar project in Israel for five trees, all of these tree bookings were associated with ongoing projects.  Overall backlog sits at just over 5 billion at the end of Q2.

As for our outlook for the business going forward, for the large deep water projects, the key will be our customers' conviction that oil prices will remain stable.  Based on current conversations, we think that will take more time - in some cases, maybe several more quarters.

We continue to expect that we will see some large orders booked in the second half of '09, a position that we have felt from the beginning of the year.

Petrobras' frame agreement for trees and manifold awards will be big news and meaningful to those who win them.  But, we expect only a few systems projects to be awarded before year-end.

This sets up 2010 to potentially be more robust with respect to systems awards as none of these projects that we are tracking have been cancelled.  However, as I stated earlier, our customers' response to stable oil prices and their cash flows will drive their spending behavior.

New orders for deep water drilling stacks will be for the most part focused towards Brazil, and we hope to see some movement in the second half of '09 and well on into 2010.

As for our short cycle businesses that depend on North America markets, this again will depend on US gas markets - specifically, how much will supply contract and how fast can industrial and power generation demand recover.  We are not optimistic that this--we will see any meaningful correction until 2010.

For the rest of the world, we probably have some additional downside correction to go through, but we expect that with oil prices stabilizing at current levels, this will recover faster than our North American markets.

As for our pipeline valve markets, we are now beginning to see some signs of life.  Only one project had been awarded in the last seven months, and just in the month of July, we have seen three projects awarded.

Compression bookings total 110 million in the quarter - while not a big number, at least we have seen centrifugals bookings have increased now for the third consecutive quarter.  So, the canary has at least chirped.

And we continue to emphasize reducing our cost, both internally and with our supply chain partners.  And as you can imagine, we're getting lots of interest from our customers on helping them reduce their cost, as well.

And as I stated earlier, thank goodness for the investments we made towards lowering our manufacturing cost over the past four years.  This helping us meet these challenges in a big way, and I think as you can see by our results this quarter with our margins, has been very meaningful to Cameron's performance.

As you have seen, we did incur charges in the quarter for severance related expenses associated with headcount reductions, and we will continue to adjust our organization as required to meet the changing dynamics in our markets.

And let me give you a brief update on NATCO.  As most of you have seen, we did receive a second request from the DOJ earlier last week, and we will not comment on the details of the that request.  But, I will say that we are in the process of responding to those questions and anticipate closure in late Q3 or some time in Q4.

Let me also make another comment with regards to NATCO, and that's over the course of seeking the approval for this transaction, nothing has changed our enthusiasm and outlook for the meaningful impact NATCO's people, technology and capabilities will make to our overall processing and separation strategies going forward.

Now we'll turn it over to Chuck Sledge.

Mr. Chuck Sledge:  Thank you, Jack.

As Jack mentioned, we delivered an exceptional quarter - operationally, 60 cents per share versus our original expectation of 45 to 48 cents per share.  So, what changed?

First, we were able to complete more project related work than was expected, particularly in our drilling business.  As we have now completed more than half the sub-sea stacks that were booked in the latest wave of orders, our processes have become quite efficient.  As a result, we are completing work quicker than we originally anticipated, which has also translated into higher margins.

Secondly, we've been able to reduce our cost faster than the pricing pressure in the market has affected us.  As Jack pointed out, however, this is a temporary phenomenon and we will see our margins come under pressure in the back half of the year as the pricing pressure we've been under since late last year is starting to show up in our results.

Given the pricing pressure and reduced order flow that we are experiencing, we continue to right size our organization.  As a result, as Jack mentioned, we incurred 3 cents per share of restructuring cost during the quarter.  You should expect to see us continuing this process over the balance of the year.

Turning to taxes for a moment, our effective tax rate for the quarter has quite a bit of noise in it.  We had a $5 million gain related to adjustments in our tax reserves, but more important, we had a lower than expected operating effective tax rate.

For the remainder of 2009 and beyond, we expect an effective tax rate of 27 percent, down from our earlier guidance of 29 percent.  This reduction results from additional benefits from our international restructuring efforts.  These efforts have delivered real value to our company as our effective tax rate has declined from 32 percent in 2008 to a go forward rate of 27 percent.

As expected, our cash flow from operations of 137 million improved dramatically from the first quarter level.  We expect to be cash flow positive over the balance of the year.

As you probably saw in the release, we did increase our forecast of Cap Ex to 220 million as we continue to see the opportunity to reinvest in our business to reduce cost.

As we pointed out in the release, we are restricted from buying back stock until the NATCO deal closes.  Once we get this behind us, share buyback will return to the menu as a potential use of our cash.

Turning to backlog for a moment, we did not have many cancellations during the quarter - in fact, only 19 million.  We do see--we still do have approximately 300 million of backlog associated with drilling projects that do not have ultimate operator contracts, so we'll have to continue to watch those.

As you probably saw, we completed our call of the remaining 1.5 percent converts.  As a result of this call, all the convert holders converted their bonds at an average price of $29.61.  I will point out that these shares were already in our weighted average share count, so no real change there.  The practical impact of the call was to limit the future dilution potential associated with these instruments.

Our guidance for the year is now $2.15 to $2.25 per share, up from the previous guidance of $1.85 to $2.00 per share excluding any unusual items.  The increase of our guidance reflects the strength of the second quarter, our ability to continue to adjust our cost structure, more efficient completion of our backlog and the lower effective tax rate.

Our D&A continues to track at $150 million and the share count imbedded in our guidance is 222 million shares.

With that, Scott, let's open it up for questions.

Mr. Jack Moore:  Thanks, Chuck.  Jackie, we can now open it up for Q&A please.

Operator:  Thank you.
Ladies and gentlemen, we will now be conducting a question and answer session.  If you would like to ask a question, please press star, one on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star, two if you would like to remove your question from the queue.

For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.  One moment please while we poll for questions.

Thank you.  Our first question is coming from Jeff Tillery of Tudor, Pickering and Holt.

Mr. Jeff Tillery:  Hi.  Good morning, guys.

Mr. Jack Moore:  Morning, Jeff.

Chuck Sledge:  Morning, Jeff.

Mr. Jeff Tillery:  Jack, I wondered if you could talk just a little bit more about your commentary on the order front - a little bit more optimism about sub-sea and valve in the second half of the year.  On the sub-sea side, is that more one-off type awards kind of analogous to what you've had most of the first half of the year or do you see any larger projects other than the Petrobras awards shaking lose?

Mr. Jack Moore:  Well, I think, you know, we said from the very beginning of the year that we just felt our customers were gonna sit on hold for a while just because of oil price uncertainty, you know, falling service costs.  I--you know, I think that a lot of our customers felt that the longer they wait, the better value they could extract out of the supply chain.  And that would push us into the second half of the year to see some of these awards.

We saw just recently the Kazamba [sp] sea satellites.  It looks as though VETCO has been awarded that.  That was a large project.  And I think it's important to see some of these projects actually get let, whether you win them or not, because, you know, it just--I think it underscores the conviction that we all have that are servicing this deep water market into the long term, you know, outlook that we're so positive about.

Second half, you know, we felt that there's several projects out there.  The Chevron Jack Sent [sp] model project is still out there up for grabs.  You know, that could happen this year.

The Petrobras orders - as I said, they're gonna be meaningful and they're big.  Now, they're not systems orders, but they are big numbers and they will make a big impact on the backlog of those who book them.  So, you know, there's the Club project for Totale.  It looks like it's moved into 2010 now.

I mean, there's a ton of projects that we track, and all of them for the most part have moved to the right.  Even the Petrobras orders have moved, you know, to the right.  I think they're taking a little longer to put into the net than we all thought.  But, we're all still very optimistic at Cameron about the general direction of where the sub-sea markets are gonna take us.

Mr. Jeff Tillery:  And both you and Chuck talked about cost control.  That sounds--the savings you've achieved to me sounded more internal as opposed to externally achieved.  Is that a fair characterization?  And then, kind of how much more do you think we have in the third and fourth quarter just from kind of in sourcing type activity?

Mr. Chuck Sledge:  Well, Jeff, it's Chuck.  I think it's a combination of both.  We've certainly seen reduction in our raw material cost, our inputs.  We certainly see some pressure in our supply chain, our outsourcing partners where they're looking for work, so we've been able to capture some of that.

And the third leg of the stool is obviously what we've done internally with our Cap Ex, our systems and just really focusing to make sure that if there's a dollar to be saved, that we're going after that.

Still some more to be saved, but again, the pricing discounts that we've seen over the last three quarters are gonna start hitting the third and the fourth quarter.  If you do the math on the guidance in the comments we made, I think you'll see that maybe the margins are gonna be a little better than we expected in the back half of the year - but again, first half of the year clearly the peak in the margin percent.

Mr. Jack Moore:  Jeff, you know, we feel that attacking internal cost gives us sustainable cost reductions.  We can't always control what our supply chains are gonna be exposed to in terms of the inflationary forces going forward even though, you know, obviously the market today is working in everyone's favor.

But, the investments we made internally are starting to show up in our numbers.  And it's exactly what we wanted to see happen.  And we feel real good about being able to sustain those cost reductions for the long run.

Mr. Jeff Tillery:  My last question just on the valve business - so, more pipeline valve orders being let.  Do you think the valve and measurement segment in aggregate gets to the point as kind of as we exit the year, the book to bill is approaching one?

Mr. Jack Moore:  Well, I would hope so.  We've seen, you know, like in our distributed valve business, while we're off 50 percent versus last year, we've seen that order rate stabilize.  You know, it's not falling any more.

Have we reached the floor?  I don't know.  I mean, based on the last 30, 60 days, the answer to that would be probably yes.  But, it really depends on what happens going forward in North America with rig activity.

But, the signs that we're seeing on the pipeline valve orders, you know, these are projects again, we've been tracking all year and have been waiting and waiting and waiting for them to get ordered.  And, boom, we finally see them, and they've kind of all hit here at once, and not all of them, but obviously three that--three of those that we were tracking.

That's a positive sign, and I can't tell you that it's gonna--you know, it means now we're on a new trend.  It just means that's a positive sign.

Mr. Jeff Tillery:  Okay.  Thank you very much.

Mr. Jack Moore:  Okay.

Operator:  Thank you.
Our next question is coming from Dan Boyd of Goldman Sachs.

Mr. Dan Boyd:  Hi, thanks.

Mr. Jack Moore:  Dan.

Mr. Dan Boyd:  Sticking with the margins and looking at the back half of the year, recognizing they are gonna be better than what you previously expected, how much of that, if you can even quantify, is coming from the cost reductions and the improved efficiencies versus more quickly delivering things out of backlog?

Mr. Chuck Sledge:  Well, I think the--Dan, the more quick delivery out of backlog is really just adding to the bottom line at the same margins.  Where the increase is coming from is clearly on the cost reduction side.

So, I think that's how it's gonna work the back half of the year, as well.  We're gonna get a little more out of the backlog than we thought and we'll get a little better margins than we thought on what we do get out.

Mr. Dan Boyd:  Okay.
Then, that also speaks better for your margin expectations as we move into 2010 when potentially revenue is a little bit lighter, but margins should be able to hold in better than whatever we were previously expecting.

Mr. Chuck Sledge:  Yeah, I'm not gonna comment specifically on 2010, but building on Jack's comment, this company has spent a tremendous amount of money over the last three to four years in reducing our cost.  And so, I think what you've seen in past cycles, our margins should hold up better because of that investment.

Mr. Dan Boyd:  Okay.  Thanks.
And just one separate unrelated follow up - can you just add some comments on what you're seeing in the surface marketing internationally?  I think you mentioned that pricing in some--you know, Middle East, Asia, Latin America was holding up well in 1Q.  What are you seeing now, and how do you see that moving forward?

Mr. Jack Moore:  Well, as I said, I think we still have some downward exposure internationally with the surface business, but I think it has a chance to recover quicker because it's gonna be more oil driven.  Middle East is, you know, it's kind of hit a bottom in terms of activity.  It's slowed down.  Will it get any worse?  You know, it's a good question, and I really probably don't have any better answer than anyone else you could ask.

But, our sense is is that we'll see a little more weakness in the international markets, and then we'll see some recovery sooner than we would in North America.

Mr. Dan Boyd:  So, 2010 and up, you're over 2009?

Mr. Jack Moore:  I'd hope so.  But, you know, maybe by the latter part of '09.

Mr. Dan Boyd:  Okay.  All right, thanks.  I'll turn it back over.

Operator:  Thank you.
Our next question is coming from Marshall Adkins of Raymond James Financial.

Mr. Marshall Adkins:  Morning, guys.

Mr. Jack Moore:  Marshall.

Mr. Marshall Adkins:  You guys have done a real good job of discussing why the margins have been so sticky here, and obviously, you're thinking there may be some modest deterioration.  But, kind of just doing the back of the envelope math here, to get to your guidance, you're gonna have to have--revenues hold up pretty good the back half.  Am I reading that wrong?

Mr. Chuck Sledge:  No, I think you're reading it pretty right.  I think third quarter will hold up pretty good.  You will see some softness.  Well, yeah, I think over the back half of the year will hold up okay.

Mr. Marshall Adkins:  Yeah, all right.

Mr. Jack Moore:  Helps to have a backlog, Marshall.

Mr. Marshall Adkins:  Well, let's talk for a second on the backlog.  You know, how much of that do you think ships in '09 versus '10?  And then, I guess related to that, you know, is there an inbound order rate that you think you're gonna need to make the guidance that's pretty stout?

Mr. Chuck Sledge:  Take the last question first.  On the guidance, we feel pretty comfortable--we feel very comfortable that we're within the range given the current order flows that we're seeing and the backlog that we have.  So, again, unless the rig count in North America takes another downward--meaningful downward step, we feel very comfortable with the guidance, the range we're giving you.  Maybe not any one particular number within the range, but within the range, we feel pretty good.

How much of the backlog's gonna ship?  It's our traditional percentage that we always talk about - 60ish percent in the next 12 months.

Mr. Marshall Adkins:  Right.  Good, guys.  Well, I appreciate it.  Thanks.

Mr. Jack Moore:  Thanks.

Mr. Chuck Sledge:  Thank you.

Operator:  Thank you.
Our next question is coming from Mike Irwin of Deutsche Bank.

Mr. Mike Irwin:  Thanks.  Good morning.

Mr. Jack Moore:  Morning, Mike.

Mr. Chuck Sledge:  Morning, Mike.

Mr. Mike Irwin:  I apologize if you guys answered this.  I had some technical difficulties.  But, was wondering where in particular you might expect the margin pressure you alluded to.  Was there one particular region, product where you're seeing it, or is it kind of across the board?

Mr. Jack Moore:  Mike, it's gonna be in our short cycle business primarily, you know, our valve and measurement businesses, some of our DPS that are exposed more to, you know, to North America and land rig kind of generated businesses.  We've seen some price pressure on large surface projects, you know, which we've historically seen because these are projects that, you know, span a maybe one or two year supply chain.  So, folks, you know, get, I think get very starry eyed when they see the big numbers, but--so that, you know, historically we've always kind of lived with.

The recent price pressure that we've seen over the last six, nine months has really been a result of just downward activity and people chasing what opportunities that are out there.  And I don't think we're necessarily through that yet.  We're still gonna be living through--with some of that through this downturn until I see we see things turn back north.

Mr. Mike Irwin:  Okay.
And in the drilling business, how much did you pull forward there?  Are we gonna see kind of a little bit of a giveback there in the third quarter or some of the, you know, efficiency improvements that you talked about, are those sustainable and all that means is you might work through the backlog a little faster?

Mr. Chuck Sledge:  I think on the volume side, we should, you know, relatively speaking be okay.  Margin we did say is gonna come down a little bit.

Mr. Mike Irwin:  Okay.  Great.  Thank you.

Mr. Jack Moore:  Thanks.

Mr. Chuck Sledge:  Thanks.

Operator:  Thank you.
Your next question is coming from Joe Gibney of Capital One Southcoast.

Mr. Joe Gibney:  Thanks.  Good morning, guys.

Mr. Jack Moore:  Morning, Joe.

Mr. Chuck Sledge:  Morning, Joe.

Mr. Joe Gibney:  Chuck, on the Cap Ex side, the modest uptick there, 220 million, you were ball-parking 200 million previously, a little bit more optimistic about the internal spend.  I was just curious where are you targeting that.  Obviously, it sounds like you're still on target here for Malaysia and Romania.  Just, where is the incremental interest?

Mr. Chuck Sledge:  The incremental interest is things that reduces our cost.  So, it is machine tools where we can take out six machine tools and three operators and go down to one machine tool and one operator, like we always have done in the business.  So, that's really the focus.

Mr. Joe Gibney:  Okay.
And on the compression margin side, it was a pretty encouraging quarter, Jack.  You said the canary's breathing, has a broken wing, but still hanging in there.  What--is this mix driven also in the quarter?  What transpired here for some of the resiliency that we saw in the second quarter?

Mr. Jack Moore:  I don’t know.  I accused our compression guys that it was Terrell Owens [sp] showing up in Buffalo that got them all excited.  But actually, you know, it's good execution.  These guys have really focused on, again, containing their cost, working their supply chain externally and working with their customers to not give things back.

You know, it's really, you know, customers are focused on cost, but they're also focused on execution internally, getting their components and their products when they need them.  So, the guys, their delivery performance has just been off the chart.  And I think that's really helped them build their story with their customers and not be susceptible to giving some of this back as maybe we had thought.  And that's really, you know, it really just comes down to good blocking and tackling.

Mr. Joe Gibney:  Uh-huh.  Okay.

Mr. Chuck Sledge:  Joe, I'll add to that.  You know, the business came into the year with over 400 million of backlog, which is a lot of volume.  It can leverage its fixed cost structure.

Given the order flow we saw starting late last year, over time, that margin's gonna come under pressure just because of the fixed cost component of that business.  So again, you've probably seen the peak of the margins there.

Mr. Joe Gibney:  Yeah.

Mr. Chuck Sledge:  And as you see the volumes come down, you will see margins coming down not only from pricing pressure but for leverage factor.

Mr. Joe Gibney:  Okay, that's helpful.
And within drilling systems and the DPS booking side, did you guys book any deep water stacks or risers this quarter?  I know you had a handful of risers last quarter one stack?

Mr. Jack Moore:  There were no deep water stacks booked in this quarter.

Mr. Joe Gibney:  Okay.  Thank you, guys.

Mr. Jack Moore:  You know, all of the bookings in drilling were really bolt on, you know, ongoing projects that these guys chase every day.

Mr. Joe Gibney:  All right, that's helpful.  Appreciate it.  Great quarter.  I'll turn it back.

Mr. Chuck Sledge:  Thanks.

Operator:  Thank you.
Our next question is coming from Jeff Spittel of Natixis.

Mr. Jeff Spittel:  Thanks.  Good morning, guys.
First question, I guess for the valves and measurement business - still a pretty brutal rate of decline in terms of the top line in the quarter despite a good job done there.  Understanding that engineered valves is starting to pick up, are you seeing any other signs of life potentially in North America, at least for a stabilization in that business for the second half?

Mr. Jack Moore:  Well, as I said, on the distributed side, we have seen that order rate stabilize.  So, that’s a positive sign.  So, the rate of decline is, you know, is now abated.  So, that--you know, how fast will that recover and go north is really gonna be driven by, one, our customers' inventories, how fast they work those down, and two, to, you know, the rig count actually coming back in North America.

And that's something, like I said - we don't really see any major recovery till 2010 in North America in terms of rig activity.

The process valves, you know, we've seen some--I think we're seeing some things as we are with the engineered valves - you know, encouraging in terms of some projects that had been put on the backburner that are now getting released.  And some of that is really, again, the infrastructure things related to receiving terminals and L&G--which are L&G kind of related, some of the refinery work over and maintenance elements that have been put on hold.  So, those things are encouraging.

Mr. Jeff Spittel:  Okay.
Shifting over to the sub-sea market again, understanding you've done a good job getting onesies and twosies out the door.  With some of these larger projects, I know you said customers were trying to be patient in terms of oil price stabilization.  Is it safe to assume there's an element of them trying to be tactical, as well, specifically for trees with pricing and kind of waiting things out here?

Mr. Jack Moore:  Oh, I think there's some of that, absolutely.  You know, there's no doubt that customers are trying to improve their economics given, you know, the hiccup we had oil prices early in the year.  You know, I think it's kind of a sobering wakeup call.  So, yeah, absolutely.

And, you know, and they're seeing some deflation obviously with steel and transportation costs.  So--.

Mr. Jeff Spittel:  --Uh-huh--.

Mr. Jack Moore:  --They're seeing it across a lot of elements of their supply chain, more than just sub-sea hardware.

Mr. Jeff Spittel:  Thanks, guys.  Congrats on another great quarter.

Mr. Jack Moore:  Thank you.

Mr. Chuck Sledge:  Thank you.

Operator:  Thank you.
Our next question is coming from Brian Uhlmer of Pritchard Capital.

Mr. Brian Uhlmer:  Good morning.  Most of my questions have been answered.  I just wanted to follow up on some commentary we heard from--about the drill ships and the rigs being built in China, as well as future orders for Brazil and kind of get your commentary on what you're seeing out there and expectations for any kind of orders back half of the year or into 2010.

Mr. Jack Moore:  Yeah.  We are--we probably see about a half a dozen non-Brazilian kind of related deep water stacks that are potentially bookable in '09.  So, you know, if you take that kind of out of the equation of the 28 or so that are being discussed about Brazil over the next 24 months, you know, it's a small number relative to those, but it's still, you know, it's still a positive story in the fact that there's still some deep water stack potential out there beyond just Brazil.

The Brazil stacks, you know, I think it's like you've heard from some of the other service companies that are supporting that initiative down there, as well.  It's really gonna be driven by the Brazilian, you know--I wouldn't say politics as much as I would just say it's really the Petrobras' desire to get these stacks built locally.

And that's gonna require a lot of coordination and effort with, you know, whether it's the Chinese shipyards or the Korean shipyards that are looking at investing in that initiative, whether they do them in China or Korea or whether they do them in Brazil and that's just--I think it's taking time to sort out.  And, you know, there's financing challenges, local rig contractors in Brazil that are getting their arms around, you know, taking on these big challenges of not only building these big drill ships, but also operating them.

And I think it's just--it's a lot of--it's just a lot of manhandling that has to go on.  So, it's gonna take some time.  But, it--you know, everyone's very encouraged that it will happen and so are we.  We're ready for it.

Mr. Brian Uhlmer:  Okay.
But still a little too early to tell and try and gauge?

Mr. Jack Moore:  I think so.  I think--you know, we really aren't gonna step out there and say it's gonna happen, you know, in Q3 or Q4.  We could see some, you know--we're tracking it like everyone else.  We've got a lot of effort around it.  But, you know, I think it's--you know, we're gonna have to be patient.  I think we've kind of accepted that.

Mr. Brian Uhlmer:  Okay.  That's all I had.  Thank you.

Mr. Jack Moore:  Thank you.

Operator:  Thank you.
Our next question is coming from Robin Shoemaker of Citigroup.

Mr. Robin Shoemaker:  Yes, thank you.  Good morning.

Mr. Jack Moore:  Morning, Robin.

Mr. Chuck Sledge:  Morning, Robin.

Mr. Robin Shoemaker:  Hey.
Last time, you mentioned on--that there's some really good efficiency improvements in Romania, which have allowed you to bring in house manufacturing to previously outsourced items and that you were still getting the benefit of that, maybe more going forward in the second half of '09 than in the first half.  Could you give us an update on that?  And is that--is this a permanent feature of your cost structure going forward?

Mr. Jack Moore:  Yes.

Mr. Robin Shoemaker:  Okay.

Mr. Jack Moore:  Yes, we are seeing the benefits of that now, and yes, it is gonna be a permanent feature of Cameron going forward.  You know, we have spent close to $70 million on that facility, and it really is a state of the art operation in a very low cost operating area that's very key to our markets in not only Eastern Europe but the Middle East, and actually from an export capability, very, very flexible.

So, we're excited about, you know, what Romania's gonna do for us, not only in the back half of '09, but well into the future.  It's a key part of our investment strategy that we've made that we've been talking about.

Mr. Robin Shoemaker:  Uh-huh.  Okay.
Just my follow up then is on some of the workforce reductions that you've done and the charges you've taken there, what are you doing to--in the sense of anticipating a recovery in the business in terms of maintaining key people versus the need to clearly downsize in relation to the tremendous drop in the surface equipment orders and manufacturing flow in that area?

Mr. Jack Moore:  Well, first of all, we've taken a very, I think, tactical approach to it from a standpoint to being very targeted and specific with where we've taken reductions in our headcount.  Obviously, a lot of it has happened in North America, and a lot of that is restructuring to the business activity.

We see some shifts in activity that we feel are permanent.  We have to be--we have to make our moves relative to organize ourselves around those permanent changes in the business.

In the meantime, you know, we have added people in our sub-sea organization.  So, you know, you can't take a shotgun approach to this.  And given that Cameron has 11 different businesses, you know, we encourage these guys to run them, you know, as effectively as efficiently as they can.  And some have had to take more reductions towards reducing their folks than others, and some will come back quicker than others.

And so, that's, you know, that's how we've managed through this downturn.  And, you know, we have--one thing you have to continue to do, you have to continue to invest in bringing new people on board, you have to continue to invest, and that means our colleges and universities that we recruit from.  You have to continue your training and development programs and invest back into the growth of your people.  Those things, you can't stop.

And fortunately, with the balance sheet we have and the performance our guys have generated out there, it's afforded us to continue to do every bit of that.

Mr. Robin Shoemaker:  Yeah.  Okay.  Thank you.

Mr. Jack Moore:  Thanks.

Operator:  Thank you.
Our next question is coming from Brad Handler of Credit Suisse.

Mr. Brad Handler:  Thanks.  Good morning, guys.

Mr. Jack Moore:  Hey, Brad.

Mr. Chuck Sledge:  Morning, Brad.

Mr. Brad Handler:  Could maybe, Chuck, I steer towards you?  Could you please just speak to on a free cash flow outlook for 2009?  And I'll make a couple observations before I ask you to comment.

You used cash so far this year.  Maybe you could speak to the buildup in inventories.  I'm guessing that WIP [sp], but I'm still a little surprised to see it, I guess.  So, maybe with that backdrop, could you speak to what you see for free cash and free flow generation in the balance of the year?

Mr. Chuck Sledge:  Okay.
Let me first address the point on inventory.  Yes, we are building project related inventories as, you know, we have to meet our backlog commitments.  You do see in our short cycle business a little bit of inventory build as, you know, our supply chains are pretty long and it just takes time to get them adjusted.  So, year-to-date, you have seen a consumption of cash for that.

Free cash flow for the rest of the year - a little hard for me to give a specific number.  And the dynamic there that causes me to hesitate is project bookings.  We traditionally get quite a bit of cash upfront when we book projects.  And as Jack has talked about, that's pretty lumpy right now and we're not really sure exactly what's gonna book this year.

So, I expect us to be free cash flow positive over the rest of the year.  How much?  Brad, you're just gonna have to wait and see how many projects book to see what kind of cash advances come in.

Mr. Brad Handler:  Okay.
Maybe just a quick follow up on that since I don't--I'm just staring at your earnings release as opposed to a Q or a K, which has more information, but where do you stand in terms of cash in the door sort of in advance of expenses?

Mr. Scott Amann:  Brad, I'm sorry.  You're cutting out very, very badly.  I don't know if you're on a speakerphone or what, but we cannot make out your question.  Can you repeat?

Mr. Brad Handler:  Sure, Scott.  No problem.  I picked up a headset.
Could you just speak to cash--to your point, Chuck, about sort of cash in the door related to projects?  How much cash is in the door now kind of in advance of expenditures because I don't have that detail?

Mr. Chuck Sledge:  Yeah, probably 2 to 300 million we're ahead.

Mr. Brad Handler:  Okay.  Okay.  All right, that’s it for me.  Thanks, guys.

Mr. Chuck Sledge:  Yeah, Brad.

Mr. Jack Moore:  Thanks.

Operator:  Thank you.
Our next question is coming from Geoff Kieburtz of Weeden.

Mr. Geoff Kieburtz:  Well, good morning.

Mr. Jack Moore:  Hey, Geoff.

Mr. Geoff Kieburtz:  On the pricing question, you seemed to indicate, Jack, that most of the pricing pressure was going on in the short cycle businesses.  Is it exclusively the short cycle businesses?

Mr. Jack Moore:  You know, that's a--for the most part, yes, that's where we feel it, because it--you know, because so many of the large projects haven't really happened yet.

Mr. Geoff Kieburtz:  Right.

Mr. Jack Moore:  So, it's hard to tell whether we're gonna see much of the pricing pressure in the big projects.  You know, we always see some--you know, whenever you lose a project, it's--you know, our sales guys always say it's because of price, and especially the big ones.

So, you know, you tend to kind of blame it maybe more than its other elements of the equation, but--because on a big huge project, the big--especially a deep water sub-sea systems project, there's so much involved other than just the commercial terms.  It's your delivery performance.  It's your technology.  It's your service relationship with your customers.  It's your infrastructure in country.  It's your local content.  It's all those things.

And with the short cycle business, it's really more about just, you know, you've got a standard product that 20 other people can build and you're just subject to all of that that goes on around that.  I mean, you know, you've got suppliers coming from every corner of the world that can compete.

Mr. Geoff Kieburtz:  Uh-huh.

Mr. Jack Moore:  And that's why being a, you know--focusing on your cost, infrastructure cost and your product cost is so critical in these shorter cycle markets that we serve.  You know, we see it there every day.

Mr. Geoff Kieburtz:  Okay.
Let's, you know, hypothesize that you're able to stem--you know, sort of resist customer pressure on long cycle pricing.  Would that mean that, you know, the fourth quarter this year, we'll be seeing results that kind of fully reflect the pricing concessions that have been made?

Mr. Chuck Sledge:  You may see that drag on a little bit into early 2010.

Mr. Geoff Kieburtz:  Okay.  All right.  Okay.
So, we've got maybe a little more pricing related margin pressure into the beginning of 2010.  And then, from there, if I understand you correctly, it's largely a function of volume?

Mr. Chuck Sledge:  Yes.

Mr. Jack Moore:  Yeah.

Mr. Chuck Sledge:  Yep.

Mr. Geoff Kieburtz:  Okay.  All right.
And to what extent--I was a little confused, Chuck, on your earlier comment about the--we've got on the one hand a bit faster shipment of product resulting in higher margins in the quarter and in the next couple of quarters.  But, on the other hand, it didn't sound like, you know, the makeup of backlog and the amount that you expect to ship in the next 12 months had changed materially.  Can you help me just understand that difference?

Mr. Chuck Sledge:  Yeah, Geoff, I think you're just--you're looking at different segments of the same, you know, kind of equation there.  What I'm saying is when we formulated our guidance for the year, we had made some assumptions about how effective we were in execution.  And we have been better than that.

And you're talking about how much get shipped out of backlog - maybe a couple of percentage points.  But, when you're talking about $5 billion of backlog, it turns into a meaningful amount of aggregate dollars that go out the door.

Mr. Geoff Kieburtz:  Okay.
I guess what I'm worried about here is to what extent have we been robbing from 2010 to feed 2009?

Mr. Chuck Sledge:  There's--I wouldn't call it robbing, but yeah, there's some of that.

Mr. Geoff Kieburtz:  Okay.
So, a little bit more--volume in 2010's a little bit more dependent on orders picking up than say it was in your original or prior quarter outlook.

Mr. Chuck Sledge:  If you want, yeah, you could draw that conclusion from our earlier comments, yes.

Mr. Geoff Kieburtz:  Okay.  All right.  Great.  Thanks very much.

Operator:  Thank you.
Our next question is coming from Michael LaMotte of JPMorgan.

Mr. Michael LaMotte:  Thanks.  Good morning, guys.  Good quarter.

Mr. Jack Moore:  Hey, Michael.

Mr. Chuck Sledge:  Hey, Michael.

Mr. Michael LaMotte:  I guess my questions--a lot of the shorter term ones have been answered.  If I just think about margins, guys, a little bit longer term, I mean, you're still running 2X the trough that we saw in '02 and '03.  We're looking at maybe 200 basis points, you know, sequentially.  It doesn't seem like there's gonna be a whole lot of giveback in terms of price, you know, over the next few quarters before the orders start to reaccelerate, you know, certainly not another eight, ten percentage points.  But, I'm wondering what impact the mix, you know, with stacks sort of coming out and sub-sea sort of filling the order book, what the impact of mix over the next 12, 18 months might do to margins theoretically going forward.  Is there a big spread today in terms of those product groups?

Mr. Chuck Sledge:  Yeah.  I think, you know, all things else being equal, as we deliver the backlog on the drilling systems projects, if you're not replacing it with high calorie stuff, you would see some margin compression just for that one reason--.

Mr. Michael LaMotte:  --Uh-huh--.

Mr. Chuck Sledge:  --Over the next 12 to 18 months.

Mr. Michael LaMotte:  Okay.

Mr. Chuck Sledge:  Fair comment.

Mr. Jack Moore:  But, I would not discount--when you look at Cameron in '03 or '02 in the last trough and you look at Cameron today in terms of its infrastructure towards building and servicing products more efficiently, more cost effectively, it is huge.

Mr. Michael LaMotte:  Yeah.

Mr. Jack Moore:  And when you look at--we probably have spent north of $1 billion just internally on getting better at all of that.  So, that's the investment that--and you're seeing that built into our numbers today.  And our goal is to hang onto some of that going forward.

So, I agree with Chuck that the mix will have a--you know, you can't hide from the fact that you are gonna get favorable or unfavorably handicapped with mix from time to time.  But, imbedded in all of our businesses is this whole strategy around reducing our cost to build it and deliver it.

Mr. Michael LaMotte:  Trough to trough, maybe if I can pin you down a little bit, what do you think that cost structure has improved by?  I mean, is it 5, 600 basis points?

Mr. Chuck Sledge:  Hmm.

Mr. Michael LaMotte:  Yeah.

Mr. Chuck Sledge:  Tough question to answer broadly.  But again, like--I echo Jack's comment that I don't believe you're gonna see the peak to trough delta that you saw in prior cycles.  This is just a totally different company than it was in the last trough.

Mr. Michael LaMotte:  Yeah.  Okay.  Thanks, guys.  Appreciate the color.

Mr. Chuck Sledge:  Thanks.

Operator:  Thank you.
Our next question is coming from Stephen Gengaro of Jefferies and Company.

Mr. Stephen Gengaro:  Thanks.  Good morning, gentlemen.

Mr. Jack Moore:  Morning, Stephen.

Mr. Chuck Sledge:  Morning, Stephen.

Mr. Stephen Gengaro:  Just a quick follow up on the margin side - looking at DPS and looking at sort of surface sub-sea and drilling, has the margins there compressed or expanded based on what you've done to increase your efficiencies - i.e., is the mix having a smaller or bigger impact than maybe it did two years ago?

Mr. Chuck Sledge:  Two years ago?  No, I think the mix is impacting it, as well, because,  you know, two years ago, we didn't have the sub-sea stacks coming through the pipeline.  So, there is still some mix favorability to where we were two years ago.

Mr. Stephen Gengaro:  Okay.
So, that sort of margin gap between the different pieces at DPS is--maybe the margins are gross a little higher, but the gap is similar?

Mr. Chuck Sledge:  Yes.

Mr. Stephen Gengaro:  Okay.  That's helpful.  Thank you.

Mr. Chuck Sledge:  Okay.  Thanks.

Operator:  Thank you.
As a reminder, ladies and gentlemen, if you would like to ask a question, please press star, one on your telephone keypads at this time.

Our next question is coming from Jonathan van Orden [sp] of Dominick and Dominick.

Mr. Jonathan van Orden:  Hi.  Can you guys talk at all about the regulatory process and getting through Hart Scott Rodino and kind of what your expectations are with that?

Mr. Chuck Sledge:  Sure, Jonathan.  I'll just echo what Jack said on his prepared remarks that, while we're not gonna get into a lot of specifics about it, we're in the process of responding to the second request that we got from the DOJ.  We're gonna work our way through that as quickly as we can.

Based upon what we know, we haven't given up on a third quarter closing, as Jack said, but we're also saying it could also close some time in the fourth quarter.

Mr. Jonathan van Orden:  Gotcha.
And what's your confidence level with that?

Mr. Chuck Sledge:  If I could get that right, I'd go to Vegas.

Mr. Jonathan van Orden:  Okay.  Thank you very much.  Appreciate it.

Mr. Jack Moore:  Okay.

Operator:  Thank you.
There are no further questions at this time.  I'd like to hand the floor back over to management for any closing comments.

Mr. Scott Amann:  Okay.  Thank you, Jackie, and thanks to all of you for joining us this morning.

Operator:  Ladies and gentlemen, this does conclude today's teleconference.  You may disconnect your lines at this time.  Thank you all for your participation.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.